EXHIBIT 11.1

HASBRO, INC. AND SUBSIDIARIES
Computation of Earnings Per Common Share
Six Months Ended June 29, 2003 and June 30, 2002
(Thousands of Dollars and Shares Except Per Share Data)

	2003		2002
	-----------------		-----------------
	Basic	Diluted	Basic	Diluted
	-------	-------	-------	-------
Net earnings (loss) before cumulative effect
of accounting change	$12,606	12,606	(42,946)	(42,946)
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Weighted average number of shares
outstanding:
Outstanding at beginning of period	172,805	172,805	172,537	172,537
Exercise of stock options and warrants:
Actual exercise of options	317	317	122	122
Assumed exercise of warrants	-	5,870	-	-
Assumed exercise of options	-	800	-	-
	------------	------------	------------	------------
Total	173,122	179,792	172,659	172,659
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Per common share:
Net earnings (loss) before cumulative effect
of accounting change	$ .07	.07	(.25)	(.25)
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